Exhibit 99.52

Bitfarms Announces Changes in Management and Board of Directors

Toronto, Ontario and Brossard, Québec (August 31, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) is pleased to announce changes in strategic leadership and Board members intended to further enhance the implementation of the Company’s strategies for growth and the resignation of John Rim, COO & CFO.

Mr. Geoffrey Morphy has been appointed Executive Vice-President – Finance, Administration & Corporate Development, effective immediately. Geoffrey joined the board of Bitfarms on May 19, 2020 and has quickly established himself as a trusted advisor. As his contributions became apparent, an executive leadership role for Geoffrey was determined to be most beneficial to the Company. In his role, Geoffrey will lead corporate development strategy, internal budgeting and capital allocation analysis, and oversee corporate and investor relations initiatives.

Mr. Nicolas Bonta, Chairman of Bitfarms, commented, “Geoffrey has established himself as a true partner in our business. He has shared many insights and has immersed himself in our ongoing work. His experience and network will provide strategic support and enhance the value of the Company. We look forward to his contributions as a full-time executive in a senior leadership role”.

Mr. Morphy has more than 30 years in cross-border and international commercial and corporate structuring and finance experience. He has held senior positions of banks and corporate advisory firms, such as the Farber Financial Group, ABN Amro Bank N.V. and its subsidiary LaSalle Bank, as well as Comerica Bank. During the past three years Mr. Morphy was the Co-CEO of a Toronto/Montreal based turn-around fund and, until recently, was the Vice-President, Corporate Development of a TSX listed company. In this capacity, he was part of its senior management team and was responsible for strategy, new investments and active portfolio management. He serves or has served on the boards of several private and publicly traded companies located in Canada, the United States, and Europe. Mr. Morphy holds a B.Comm. from Dalhousie University and earned the ICD.D designation in 2019.

Mr. Morphy has resigned his position as Director of the Company to facilitate his role as a senior officer.

With great respect and appreciation, Bitfarms announces the resignation of John Rim as Chief Operating Officer and Chief Financial Officer of the Company, to pursue another position in an unrelated industry. Mr. Rim will continue in his role until September 30, 2020, to ensure an orderly transition.

The Company thanks Mr. Rim for his invaluable service and wishes him well in his future endeavors. John has been instrumental in the establishment of the business of Bitfarms and the listing and successful completion of financings and other corporate initiatives. Mr. Nicolas Bonta, Chairman of Bitfarms, commented, “For the last two years John has worked very hard and assisted the founders of Bitfarms to establish the Company and complete milestones. In addition to his professional skill, we want to highlight his collegial nature and sincerely wish him the greatest of success in his new position. John Rim will always be part of the history of Bitfarms”.

Mr. Rim commented: “It is with a heavy heart that I leave the amazing team at Bitfarms to pursue another opportunity. I have thoroughly enjoyed working with the current team to build a culture of teamwork, performance and success. I believe the Company is in great hands and it is well positioned financially and operationally at an extremely exciting time in its development. I am very confident that Bitfarms will continue to deliver value for shareholders”.

A search is actively underway for a full-time Chief Financial Officer. Further announcements will be made.

The Company is also pleased to announce the appointment of Andres Finkielsztain as a Director of the Company, effective immediately. Mr. Nicolas Bonta, Chairman of Bitfarms, commented, “We are very excited to expand our board with Mr. Finkielsztain. The stewardship of our business will be enhanced and our ability to make the necessary decisions to implement our strategies will have additional experience and resources”.

Mr. Finkielsztain is the Founding Managing Partner of FinkWald LLC, a private investment office specializing in private equity, real estate, media, and technology. He is also the co-head of the Special Situations division at Banco Industrial in Argentina, where he analyzes and provides financing solutions to Argentinean-based companies and institutions. Mr. Finkielsztain previously served as a financial advisor for Soros Brothers Investments (SBI), a private investment office founded in 2011 by Alexander and Gregory Soros, and as an analyst for Emerging Markets at Soros Fund Management LLC. Mr. Finkielsztain also worked at J.P. Morgan for over 10 years in various capacities within Asset Management, including the role of Global Investment Opportunity and Emerging Markets Specialist. Mr. Finkielsztain graduated with a BA in Economics from Bard College where he served as the President of a Latin American organization.

In addition, pursuant to the Company’s shareholder approved Stock Option Plan, stock options have been granted to certain officers and directors of the Company to purchase 1,200,000 Common shares of the Company at an exercise price of $0.43 per share for a term of five years with service based vesting provisions to support retention. Following the grant of stock options, the Company has a total of 10,752,500 options outstanding representing approximately 12.7% of the outstanding common shares of the Company.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates five computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial-scale data centre operators and capital markets professionals, focused on building infrastructure by developing and hosting one of the industry’s most efficient ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; , an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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